10027177

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity Holdings, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill and Dale Road
(No. and Street)

Lebanon (City) — New Jersey (State) — 08833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald K. Gross
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

65 Madison Avenue, PO Box 2138 Morristown, New Jersey 07962-2138
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald K. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Equity Holdings LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, MANAGING MEMBER

Title

Susan P. Baker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ParenteBeard

INDEPENDENT AUDITORS' REPORT

Member
Global Equity Holdings, L.L.C.:

We have audited the accompanying statement of financial condition of Global Equity Holdings, L.L.C. as of December 31, 2009 and the related statement of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Global Equity Holdings, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, L.L.C. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Morristown, New Jersey
February 24, 2010

GLOBAL EQUITY HOLDINGS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash	$ 16,229
Prepaid expenses	1,267
Total	$ 17,496

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 5,308
Total liabilities	5,308
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	12,188
TOTAL	$ 17,496

See Notes to Financial Statements

GLOBAL EQUITY HOLDINGS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Placement fees	$ 5,000
Interest income	212
Total revenues	5,212
EXPENSES:	
Auditing fees	4,200
Insurance	437
Miscellaneous	177
Professional fees	7,425
Regulatory and compliance	1,701
Telephone and internet expenses	620
Total expenses	14,560
NET LOSS	(9,348)
MEMBER'S EQUITY, AT BEGINNING OF YEAR	10,635
Member's contribution	12,650
Member's draws	(1,749)
MEMBER'S EQUITY, AT END OF YEAR	$ 12,188

See Notes to Financial Statements

GLOBAL EQUITY HOLDINGS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (9,348)
Changes in assets and liabilities:	
Interest receivable	21
Prepaid expense	314
Accounts payable and accrued expenses to non-customers	1,295
NET CASH USED IN OPERATING ACTIVITIES	(7,718)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contribution	12,650
Member's draws	(1,749)
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,901
INCREASE IN CASH	3,183
Cash, beginning of year	13,046
CASH, END OF YEAR	$ 16,229

See Notes to Financial Statements

1. NATURE OF BUSINESS

Global Equity Holdings, L.L.C. ("Global"), a single member limited liability company, was formed on May 22, 2000 in the state of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, is a member of the Financial Industry Regulatory Authority ("FINRA") and provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global conducts business as an investment banker representing closely held business owners in the sale/purchase of their companies and raising capital for growth and acquisitions. Global also intermediates and/or underwrites the raising of capital from high net worth individuals and institutions for start up companies, hedge funds, funds of funds, and venture capital. Global intends to intermediate in the sale of private placement variable universal life products.

Global is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Global prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

INCOME TAXES

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

Global's federal and New Jersey income tax returns are no longer subject to examination by federal or State of New Jersey taxing authorities for years before 2006.

FAIR VALUE OF FINANCIAL INFORMATION

As of December 31, 2009, the carrying amounts of cash and accrued expenses approximate fair value because of the short-term maturities of these items.

REVENUE RECOGNITION

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

CAPITAL CONTRIBUTIONS

In 2009, the member made additional capital contributions of $12,650 to Global in cash. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements.

Recent Accounting Pronouncements

Uncertainty in Income Taxes

Global adopted Financial Accounting Standards Board guidance on accounting for uncertainty in income taxes effective January 1, 2009 and evaluated its tax positions. The adoption had no effect on Global's financial statements.

Accounting Standards Codification

In June of 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

Subsequent Events

Global adopted new FASB authoritative guidance that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance as of December 31, 2009 did not have a material effect on Global's financial statements. Global evaluated subsequent events for recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

3. Net Capital Requirements

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2009, Global had net capital of $10,921, which was $5,921 in excess of its required minimum net capital of $5,000. Global's net capital ratio was .49 to 1 as of December 31, 2009.

GLOBAL EQUITY HOLDINGS, L.L.C.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Global Equity Holdings, LLC
Information Relating To Possession Or Control Requirements For Brokers And Dealers Pursuant To Rule 15c3-3
As Of December 31, 2009

Global Equity Holdings is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that Global Equity Holdings' activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

GLOBAL EQUITY HOLDINGS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE I - AS OF DECEMBER 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934	
Total members' equity	$ 12,188
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(1,267)
Sub-total of deductions and/or charges	(1,267)
Haircut on proprietary positions and commitments:	
(2%) haircut of cash in money market funds	-
Sub-total of haircut on proprietary positions and commitments	-
NET CAPITAL	$ 10,921
Aggregate Indebtedness	
Accrued expenses and other liabilities	5,308
Total aggregate indebtedness	$ 5,308
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (.0667 of aggregate indebtedness)	$ 354
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
EXCESS NET CAPITAL	$ 5,921
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 10,390
Percentage of aggregate indebtedness to net capital	48.60%
Ratio: aggregate indebtedness to net capital	.49 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 13,666
Decrease resulting from December 31, 2009 audit adjustments, net	(2,745)
Net Capital, as included in this report	$ 10,921

ParenteBeard

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Member
Global Equity Holdings, L.L.C.:

In planning and performing our audit of the financial statements of Global Equity Holdings, L.L.C. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Morristown, New Jersey
February 24, 2010

Global Equity Holdings, L.L.C.

Report on Audit of Financial Statements
For the Years Ended
December 31, 2009
&
Supplementary Information
Pursuant to Rule 17a-5 of The Securities Exchange
Act of 1934 SEC. File No. 8-53164